EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We have issued our report dated March 13, 2012 (except for the changes in the presentation of comprehensive loss discussed in Note 2 and discontinued operations discussed in Note 4, which are as of May 24, 2012), with respect to the consolidated financial statements and financial statement schedule of Motricity, Inc. and subsidiaries as of December 31, 2011 and for the year then ended, included in the Current Report on Form 8-K filed on May 24, 2012. We hereby consent to the incorporation by reference of said report in the Registration Statement of Motricity, Inc. and subsidiaries on Form S-8 (No. 333-167862).

/s/ Grant Thornton LLP
Seattle, Washington
May 24, 2012